SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

EMCORE Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

290846203
(CUSIP Number)

Hugh D. Evans

c/o Veritas Capital Fund Management, L.L.C.

590 Madison Avenue

New York, NY 10022

Copy to:

John M. Pollack

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 18 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 078314101	SCHEDULE 13D	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON Photon Acquisition Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,578,413 shares of Common Stock (See Item 51)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,578,413 shares of Common Stock (See Item 51)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,578,413 shares of Common Stock (See Item 51)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%[1]
14	TYPE OF REPORTING PERSON CO

 ______________________________

 1 Beneficial ownership of 11.7% of outstanding shares of Common Stock (as defined herein) is being reported hereunder solely because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. The calculation of the 11.7% beneficial ownership is based on (i) 3,578,413 shares of Common Stock beneficially owned by the Shareholders (as defined herein) as of September 17, 2014 and (ii) 30,709,794 shares of Common Stock reported outstanding as of August 1, 2014 (as represented in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2014 filed with the SEC (as defined herein) on August 7, 2014). In computing the number and percentage of shares of Common Stock beneficially owned by each such shareholder, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 078314101	SCHEDULE 13D	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON Photon Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,578,413 shares of Common Stock (See Item 52)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,578,413 shares of Common Stock (See Item 52)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,578,413 shares of Common Stock (See Item 52)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%[2]
14	TYPE OF REPORTING PERSON CO

 ______________________________

2 Beneficial ownership of 11.7% of outstanding shares of Common Stock is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. The calculation of the 11.7% beneficial ownership is based on (i) 3,578,413 shares of Common Stock beneficially owned by the Shareholders as of September 17, 2014 and (ii) 30,709,794 shares of Common Stock reported outstanding as of August 1, 2014 (as represented in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2014 filed with the SEC on August 7, 2014). In computing the number and percentage of shares of Common Stock beneficially owned by each such shareholder, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 078314101	SCHEDULE 13D	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON Photon Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,578,413 shares of Common Stock (See Item 53)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,578,413 shares of Common Stock (See Item 53)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,578,413 shares of Common Stock (See Item 53)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%[3]
14	TYPE OF REPORTING PERSON OO

 ______________________________

3 Beneficial ownership of 11.7% of outstanding shares of Common Stock is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. The calculation of the 11.7% beneficial ownership is based on (i) 3,578,413 shares of Common Stock beneficially owned by the Shareholders as of September 17, 2014 and (ii) 30,709,794 shares of Common Stock reported outstanding as of August 1, 2014 (as represented in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2014 filed with the SEC on August 7, 2014). In computing the number and percentage of shares of Common Stock beneficially owned by each such shareholder, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed to be outstanding for purposes of computing the percentage for any other person

CUSIP No. 078314101	SCHEDULE 13D	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON The Veritas Capital Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,578,413 shares of Common Stock (See Item 54)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,578,413 shares of Common Stock (See Item 54)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,578,413 shares of Common Stock (See Item 54)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%[4]
14	TYPE OF REPORTING PERSON PN

 ______________________________

4 Beneficial ownership of 11.7% of outstanding shares of Common Stock is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. The calculation of the 11.7% beneficial ownership is based on (i) 3,578,413 shares of Common Stock beneficially owned by the Shareholders as of September 17, 2014 and (ii) 30,709,794 shares of Common Stock reported outstanding as of August 1, 2014 (as represented in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2014 filed with the SEC on August 7, 2014). In computing the number and percentage of shares of Common Stock beneficially owned by each such shareholder, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 078314101	SCHEDULE 13D	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON Veritas Capital Partners IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,578,413 shares of Common Stock (See Item 55)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,578,413 shares of Common Stock (See Item 55)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,578,413 shares of Common Stock (See Item 55)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%[5]
14	TYPE OF REPORTING PERSON OO

 ______________________________

5 Beneficial ownership of 11.7% of outstanding shares of Common Stock is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. The calculation of the 11.7% beneficial ownership is based on (i) 3,578,413 shares of Common Stock beneficially owned by the Shareholders as of September 17, 2014 and (ii) 30,709,794 shares of Common Stock reported outstanding as of August 1, 2014 (as represented in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2014 filed with the SEC on August 7, 2014). In computing the number and percentage of shares of Common Stock beneficially owned by each such shareholder, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 078314101	SCHEDULE 13D	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON Ramzi M. Musallam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,578,413 shares of Common Stock (See Item 56)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,578,413 shares of Common Stock (See Item 56)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,578,413 shares of Common Stock (See Item 55)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%[6]
14	TYPE OF REPORTING PERSON IN

 ______________________________

6 Beneficial ownership of 11.7% of outstanding shares of Common Stock is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. The calculation of the 11.7% beneficial ownership is based on (i) 3,578,413 shares of Common Stock beneficially owned by the Shareholders as of September 17, 2014 and (ii) 30,709,794 shares of Common Stock reported outstanding as of August 1, 2014 (as represented in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2014 filed with the SEC on August 7, 2014). In computing the number and percentage of shares of Common Stock beneficially owned by each such shareholder, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 078314101	SCHEDULE 13D	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON Hugh D. Evans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,578,413 shares of Common Stock (See Item 57)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,578,413 shares of Common Stock (See Item 57)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,578,413 shares of Common Stock (See Item 57)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%[7]
14	TYPE OF REPORTING PERSON IN

 ______________________________

7 Beneficial ownership of 11.7% of outstanding shares of Common Stock is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. The calculation of the 11.7% beneficial ownership is based on (i) 3,578,413 shares of Common Stock beneficially owned by the Shareholders as of September 17, 2014 and (ii) 30,709,794 shares of Common Stock reported outstanding as of August 1, 2014 (as represented in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2014 filed with the SEC on August 7, 2014). In computing the number and percentage of shares of Common Stock beneficially owned by each such shareholder, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 078314101	SCHEDULE 13D	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON Benjamin M. Polk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,578,413 shares of Common Stock (See Item 58)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,578,413 shares of Common Shares (See Item 58)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,578,413 shares of Common Stock (See Item 58)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%[8]
14	TYPE OF REPORTING PERSON IN

 ______________________________

8 Beneficial ownership of 11.7% of outstanding shares of Common Stock is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. The calculation of the 11.7% beneficial ownership is based on (i) 3,578,413 shares of Common Stock beneficially owned by the Shareholders as of September 17, 2014 and (ii) 30,709,794 shares of Common Stock reported outstanding as of August 1, 2014 (as represented in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2014 filed with the SEC on August 7, 2014). In computing the number and percentage of shares of Common Stock beneficially owned by each such shareholder, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options but are not deemed to be outstanding for purposes of computing the percentage for any other person.

CUSIP No. 078314101	SCHEDULE 13D	Page 10 of 18 Pages

INTRODUCTORY NOTE

This statement on Schedule 13D (this "Schedule 13D") is being filed as an original filing with the Securities and Exchange Commission (the "SEC") by Photon Acquisition Corporation, a Delaware corporation ("Purchaser"), Photon Holdings Corporation, a Delaware corporation ("Holdco"), Photon Holding, LLC, a Delaware limited liability company ("Parent Holdco"), The Veritas Capital Fund IV, L.P., a Delaware limited partnership ("Fund IV"), Veritas Capital Partners IV, L.L.C., a Delaware limited liability company ("Veritas Partners"), Ramzi M. Musallam, Hugh D. Evans and Benjamin M. Polk in connection with that certain Voting Agreement, dated as of September 17, 2014 (the "Voting Agreement"), by and among Purchaser and certain shareholders (each, a "Shareholder" and collectively, the "Shareholders") of EMCORE Corporation, a New Jersey corporation (the "Company"). The Voting Agreement was entered into in connection with the signing of an Asset Purchase Agreement, dated as of September 17, 2014, by and between Purchaser and Company (the "Asset Purchase Agreement").

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, no par value (the "Common Stock") of the Company. The principal executive offices of the Company are located at 10420 Research Road, SE, Albuquerque, New Mexico 87123.

Item 2. IDENTITY AND BACKGROUND

(a) This Statement is filed by:

(i) Purchaser;

(ii) Holdco;

(iii) Parent Holdco;

(iv) Fund IV;

(v) Veritas Partners;

(vi) Ramzi M. Musallam;

(vii) Hugh D. Evans; and

(viii) Benjamin M. Polk.

Purchaser, Holdco, Parent Holdco, Fund IV, Veritas Partners, Ramzi M. Musallam, Hugh D. Evans and Benjamin M. Polk are referred to herein collectively as the "Reporting Persons." Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person. The Reporting Persons are filing this Schedule 13D jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as separate persons and not as members of a group. See Exhibit 1 for the Reporting Persons' Joint Filing Agreement.

(b) The address of the principal business and principal office of each of the Reporting Persons is c/o Veritas Capital Fund Management, L.L.C., 590 Madison Avenue, New York, NY 10022.

(c) Purchaser is principally engaged in the business of serving as the entity formed for the purpose of consummating the transactions contemplated by the Asset Purchase Agreement, and Purchaser has not, as of the date hereof, conducted any business other than in connection with matters related to the Asset Purchase Agreement and the transactions contemplated thereby. Holdco is principally engaged in the business of serving

CUSIP No. 078314101	SCHEDULE 13D	Page 11 of 18 Pages

as the sole stockholder of Purchaser, and Holdco has not, as of the date hereof, conducted any business other than in connection with matters related to the Asset Purchase Agreement and the transactions contemplated thereby. Parent Holdco is principally engaged in the business of serving as the sole stockholder of Holdco, and Parent Holdco has not, as of the date hereof, conducted any business other than in connection with matters related to the Asset Purchase Agreement and the transactions contemplated thereby. Fund IV is the sole member of Parent Holdco and is principally engaged in the operation of an investment fund. Veritas Partners is the general partner of Fund IV and is principally engaged in the business of serving as the general partner of Fund IV. Ramzi M. Musallam, Hugh D. Evans and Benjamin M. Polk are the Managing Members of Veritas Partners and their principal occupations are to serve as Managing Partner, Partner and Partner, respectively, of Veritas Capital Fund Management, L.L.C.

(d) None of the Reporting Persons, during the last five years, and to the knowledge of the Reporting Persons none of the persons listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, during the last five years, and to the knowledge of the Reporting Persons, none of the persons listed on Schedule A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Purchaser and Holdco are each corporations organized under the laws of the State of Delaware. Parent Holdco is a limited liability company organized under the laws of the State of Delaware. Fund IV is a limited partnership organized under the laws of the State of Delaware. Veritas Partners is a limited liability company organized under the laws of the State of Delaware. Ramzi M. Musallam and each of the other persons referred to in Schedule A hereto is a United States citizen, except for Hugh D. Evans, who is a Canadian citizen.

The name, business address, present principal occupation or employment and citizenship of each director, executive officer, managing member or general partner, as applicable, of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As more fully described in Item 4 hereof, as an inducement for Purchaser to enter into the Asset Purchase Agreement, and in consideration thereof, the Shareholders entered into the Voting Agreement with Purchaser pursuant to which each Shareholder agreed to vote certain of their shares of Common Stock in favor of the adoption of the Asset Purchase Agreement and the transactions contemplated by the Asset Purchase Agreement. The shares of Common Stock to which this Statement relates have not been purchased by Purchaser, and thus no funds have been used for such purpose. Other than the consideration to be paid to the Company pursuant to the Asset Purchase Agreement at the closing of the Transaction in accordance with the terms and conditions of the Asset Purchase Agreement, the Reporting Persons have paid no funds or other consideration in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement and the Asset Purchase Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

CUSIP No. 078314101	SCHEDULE 13D	Page 12 of 18 Pages

Item 4. PURPOSE OF TRANSACTION

(a)-(j)

Asset Purchase Agreement

As set forth in the Introductory Note, on September 17, 2014, the Company and Purchaser entered into the Asset Purchase Agreement. Pursuant to the Asset Purchase Agreement, upon the terms and subject to the conditions thereof, Purchaser will acquire certain of the assets and assume certain of the liabilities of the space photovoltaics division of the Company for a purchase price of $150,000,000 (the "Transaction"). Purchaser has obtained equity commitments from Fund IV and has also received debt financing commitments for the transactions contemplated by the Asset Purchase Agreement, which are each subject to customary conditions.

The Transaction is subject to the approval of the Company’s shareholders, receipt of applicable regulatory approvals (or expiration or termination of the waiting periods with respect thereto), certain third party consents and certain other customary conditions.

Voting Agreement

As an inducement for Purchaser to enter into the Asset Purchase Agreement, and in consideration thereof, the Shareholders entered into the Voting Agreement with Purchaser.  Pursuant to the Voting Agreement, the Shareholders each have agreed, subject to certain limitations, including the termination of the Voting Agreement, to vote the outstanding shares of Common Stock over which such Shareholder has beneficial ownership and voting control (as indicated on Schedule I to the attached Voting Agreement), plus any shares of Common Stock acquired by the Shareholder prior to the termination of the Voting Agreement (i) in favor of the approval of the Asset Purchase Agreement or approval of the Transaction and of the other transactions contemplated by the Asset Purchase Agreement; (ii) against any action or agreement that would reasonably be expected to result in any condition set forth in Section 10.2 of the Asset Purchase Agreement not being fulfilled; (iii) against any Alternative Transaction Proposal (as defined in the Asset Purchase Agreement); and (iv) against any other action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, materially delay, materially postpone or materially adversely affect consummation of the transactions contemplated by the Asset Purchase Agreement. Each Shareholder has appointed Purchaser as its proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of each such Shareholder, to vote all of the shares of Common Stock held by such Shareholder (at any meeting of shareholders of the Company however called or any adjournment or postponement thereof), or to execute one or more written consents in respect of such Shareholder's shares of Common Stock, in accordance with the immediately preceding sentence; provided, however, that the foregoing appointment shall only be effective if such Shareholder fails to vote such Shareholder's shares of Common Stock in accordance with the terms of the Voting Agreement at least ten business days prior to the Seller Shareholder Meeting (as defined in the Asset Purchase Agreement). As of September 17, 2014, the Shareholders beneficially owned in the aggregate 3,578,413 shares of Common Stock, which was approximately 11.7% of the total outstanding Common Stock (based on 30,709,794 shares of Common Stock reported outstanding as of August 1, 2014 in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2014, filed with the SEC on August 7, 2014). The shares of Common Stock beneficially owned by certain Shareholders include shares of Common Stock underlying outstanding and unexercised stock options.

CUSIP No. 078314101	SCHEDULE 13D	Page 13 of 18 Pages

In addition, subject to the termination of the Voting Agreement, the Voting Agreement includes restrictions on the ability of the Shareholders to (among other things), (i) transfer the record or beneficial ownership of the shares of Common Stock held by such Shareholders, (ii) enter into any voting or similar agreement with respect to shares of Common Stock held by such Shareholders or (iii) take any actions which could reasonably be expected to have the effect of preventing or adversely affecting the consummation of the Transaction or such Shareholder’s ability to perform its obligations under the Voting Agreement.  Further, Section 4.03 of the Voting Agreement provides that, subject to certain limitations, each Shareholder shall comply with obligations applicable to Seller's Representative (as defined in the Asset Purchase Agreement) pursuant to Section 7.4 of the Asset Purchase Agreement as if it were a party thereto.

The Voting Agreement and the limited proxy granted thereunder terminates and none of Purchaser or any Shareholder shall have any rights or obligations under the Voting Agreement upon the earliest of (i) the closing of the Transaction in accordance with the terms of the Asset Purchase Agreement; (ii) the termination of the Asset Purchase Agreement in accordance with its terms; (iii) any change to the terms of the Asset Purchase Agreement without the prior written consent of the Shareholders that reduces the Final Purchase Price (as defined in the Asset Purchase Agreement) or changes the form of consideration provided for under the Asset Purchase Agreement; or (iv) the mutual written consent of the Purchaser and any Shareholder.

The cover page of this Schedule 13D refers to 3,578,413 shares of Common Stock beneficially owned by each Reporting Person with shared voting power and shared dispositive power, representing 11.7% of the total outstanding shares of Common Stock based on 30,709,794 shares of Common Stock reported outstanding as of August 1, 2014 in the Company’s Quarterly Report on Form 10-Q.  However, such percentage and number of shares of Common Stock may change at or prior to the time of the applicable vote.

The references to, and descriptions of, the Asset Purchase Agreement and the Voting Agreement are not intended to be complete and are qualified in their entirety by reference to the Asset Purchase Agreement and the Voting Agreement, copies of which are incorporated herein by reference to Exhibit 2 and Exhibit 3, respectively, of this Schedule 13D.

Except as set forth in this Schedule 13D or as contemplated by the Asset Purchase Agreement and Voting Agreement, none of Purchaser, the other Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule A hereto, has any present plans or proposals which relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) Prior to September 17, 2014, none of the Reporting Persons was a beneficial owner, for purposes of Rule 13d-3 under the Exchange Act, of any shares of Common Stock or any other securities exchangeable or convertible into shares of Common Stock. However, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, as a result of entering into the Voting Agreement, the Reporting Persons may be deemed to beneficially own 3,578,413 shares of Common Stock (with shared voting power and shared dispositive power) representing 11.7% of the total outstanding shares of Common Stock, based on 30,709,794 shares of Common Stock reported outstanding as of August 1, 2014, as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2014, filed with the SEC on August 7, 2014. However, such percentage and number of shares of Common Stock may change at or prior to the time of the applicable vote.

CUSIP No. 078314101	SCHEDULE 13D	Page 14 of 18 Pages

The Reporting Persons disclaim any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of such shares.

To the Reporting Persons' knowledge, no shares of Common Stock are beneficially owned by any of the persons identified in Schedule A (other than the Reporting Persons).

Notwithstanding the foregoing, however, the Reporting Persons (i) are not entitled to any rights as a shareholder of the Company with respect to any shares of Common Stock and (ii) have no power to vote, direct the voting of, dispose of, or direct the disposal of, any shares of Common Stock other than the power provided pursuant to the Voting Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any securities of the Company (including, without limitation, the shares owned by the Shareholders) for purposes of Section 13(d) or 16 of the Exchange Act or for any other purpose and such beneficial ownership is expressly disclaimed.

The information contained in Item 2 to this Schedule 13D is incorporated by reference into these Items 5(a)-(b).

(c) Except as described in this Schedule 13D, no transactions with respect to the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, by any of the persons listed on Schedule A hereto, during the past 60 days.

(d) To the knowledge of the Reporting Persons, no persons other than the Shareholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to the Voting Agreement.

(e) Not applicable.

As stated above, the references to, and descriptions of, the Asset Purchase agreement and Voting Agreement are not intended to be complete and are qualified in their entirety by reference to the Asset Purchase Agreement and the Voting Agreement, copies of which are incorporated herein by reference to Exhibit 2 and Exhibit 3, respectively, of this Schedule 13D.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the "Joint Filing Agreement"). A copy of the Joint Filing Agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.  Except as otherwise described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule A hereto, and between such persons and any person, with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 078314101	SCHEDULE 13D	Page 15 of 18 Pages

Item 7. EXHIBITS

Exhibit	Description
1	Joint Filing Agreement, dated September 26, 2014.
2	Asset Purchase Agreement, by and between Photon Acquisition Corporation and EMCORE Corporation, dated September 17, 2014 (incorporated by reference to Exhibit 2.1 to EMCORE Corporation's Current Report on Form 8-k filed with the SEC on September 18, 2014)
3	Voting Agreement, dated September 17, 2014, by and among Photon Acquisition Corporation and each of the Persons identified on Schedule I thereto (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by Becker Drapkin Management L.P. with the SEC on September 18, 2014)

CUSIP No. 078314101	SCHEDULE 13D	Page 16 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 26, 2014

PHOTON ACQUISITION CORPORATION

By:	/s/ Ramzi M. Musallam
Name: Ramzi M. Musallam
Title: President

PHOTON HOLDINGS CORPORATION

By:	/s/ Ramzi M. Musallam
Name: Ramzi M. Musallam
Title: President

PHOTON HOLDING LLC

By:	/s/ Ramzi M. Musallam
Name: Ramzi M. Musallam
Title: President

THE VERITAS CAPITAL FUND IV, L.P.

By:	/s/ Hugh D. Evans
Name: Hugh D. Evans
Title: Managing Member

VERITAS CAPITAL PARTNERS IV, L.L.C.

By:	/s/ Hugh D. Evans
Name: Hugh D. Evans
Title: Managing Member

/s/ Ramzi M. Musallam
Ramzi M. Musallam

/s/Hugh D. Evans
Hugh D. Evans

/s/Benjamin M. Polk
Benjamin M. Polk

CUSIP No. 078314101	SCHEDULE 13D	Page 17 of 18 Pages

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, citizenship, principal occupation and business address of each director, executive officer, managing member or general partner, as applicable, of the Reporting Persons. All executive officers, directors, managing members and general partners listed in this Schedule A are U.S. citizens, except for Hugh D. Evans who is a Canadian citizen.

Purchaser

Name	Principal Occupation	Business Address
Ramzi M. Musallam Director and President	Managing Partner of Veritas Capital Fund Management, L.L.C.	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022
Hugh D. Evans Director, Vice President and Treasurer	Partner of Veritas Capital Management, L.L.C.	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022
Jeffrey P. Kelly Director and Secretary	Principal for Veritas Capital Management, L.L.C.	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022

Holdco

Name	Principal Occupation	Business Address
Ramzi M. Musallam Director and President	Managing Partner of Veritas Capital Fund Management, L.L.C.	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022
Hugh D. Evans Director, Vice President and Treasurer	Partner of Veritas Capital Management, L.L.C.	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022
Jeffrey P. Kelly Director and Secretary	Principal for Veritas Capital Management, L.L.C.	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022

Parent Holdco

Name	Principal Occupation	Business Address
Ramzi M. Musallam Director and President	Managing Partner of Veritas Capital Fund Management, L.L.C.	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022

CUSIP No. 078314101	SCHEDULE 13D	Page 18 of 18 Pages

Hugh D. Evans Director, Vice President and Treasurer	Partner of Veritas Capital Management, L.L.C.	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022
Jeffrey P. Kelly Director and Secretary	Principal for Veritas Capital Management, L.L.C.	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022

Fund IV

Name	Principal Occupation	Business Address
Ramzi M. Musallam Managing Member of Veritas Capital Partners IV, L.L.C., general partner of The Veritas Capital Fund IV, L.P.	Managing Partner of Veritas Capital Fund Management, L.L.C.	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022
Hugh D. Evans Managing Member of Veritas Capital Partners IV, L.L.C., general partner of The Veritas Capital Fund IV, L.P.	Partner of Veritas Capital Management, L.L.C.	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022
Benjamin M. Polk Managing Member of Veritas Capital Partners IV, L.L.C., general partner of The Veritas Capital Fund IV, L.P.	Partner of Veritas Capital Fund Management, L.L.C.	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022

Veritas Partners

Name	Principal Occupation	Business Address
Ramzi M. Musallam Managing Member	Managing Partner of Veritas Capital Fund Management, L.L.C.	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022
Hugh D. Evans Managing Member	Partner of Veritas Capital Management, L.L.C.	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022
Benjamin M. Polk Managing Member	Partner of Veritas Capital Fund Management, L.L.C.	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022